Exhibit 11

OURPET’S COMPANY AND SUBSIDIARIES

STATEMENT OF COMPUTATION OF NET INCOME PER SHARE

FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND MARCH 31, 2013

(Unaudited)

	2014	2013

Net income	$134,427	$223,601

Preferred Stock dividend requirements	(28,303)	(9,764)

Net income attributable to common stockholders	$106,124	$213,837

Basic Weighted average number of common shares outstanding	16,695,076	15,883,560

Preferred Stock Common Share Equivalents	-	1,236,160

Dilutive Stock Options outstanding for the Period	825,526	328,024

Dilutive Warrants outstanding for the Period	776,746	198,202

Diluted Weighted average number of common and equivalent shares outstanding	18,297,349	17,645,946

Basic and Diluted Net income per common share	$0.01	$0.01